Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES INVESTMENT IN G4G CAPITAL CORP.
(PROPOSED TO BE RENAMED WHITE GOLD CORP.)

Toronto (December 5, 2016) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has entered into a share purchase agreement with G4G Capital Corp. (TSX-V: GCC), which is proposed to be renamed White Gold Corp. (the “Issuer”), pursuant to which Agnico Eagle has agreed to purchase from the Issuer on a private placement basis (the “Transaction”) such number of common shares of the Issuer (the “Common Shares”) equal to 19.93% of the total issued and outstanding Common Shares on a non-diluted basis as at the closing of the Transaction (after giving effect to the Transaction and other permitted treasury issuances of Common Shares that occur prior to, or concurrently with, the closing of the Transaction).  Agnico Eagle will pay $1.20 per Common Share.  Closing of the Transaction is expected to occur on or about December 13, 2016 and is subject to certain conditions.

On closing of the Transaction, Agnico Eagle and the Issuer will enter into an investor rights agreement (the “Investor Rights Agreement) pursuant to which Agnico Eagle will (i) have the right to participate in certain equity financings by the Issuer in order to maintain its 19.93% interest in the Issuer, and (ii) have the right (which it has no present intention to exercise) to nominate one person (and in the case of an increase in the size of the board of directors of the Issuer to 10 or more directors, two persons) to the board of directors of the Issuer.  The Investor Rights Agreement will provide the Issuer with the right to designate a purchaser in the event that Agnico Eagle wishes to sell more than 5% of its Common Shares.  Under the Investor Rights Agreement, Agnico Eagle will be subject to a two-year standstill which will prohibit Agnico Eagle from taking certain actions, including acquiring more than 19.99% of the issued and outstanding Common Shares, subject to certain exceptions.

The Issuer has an option to acquire 12,301 claims across 21 properties covering approximately 249,000 hectares and representing approximately 30% of the White Gold District in the Yukon Territory from Wildwood Exploration Inc. and Shawn Ryan, the Chief Technical Advisor of the Issuer (“Mr. Ryan”).

Mr. Ryan, along with GroundTruth Exploration Inc. (“GroundTruth”), have a history of success with exploration activities in the Yukon Territory.  Agnico Eagle expects the Issuer to leverage the unique experience and innovative techniques employed by Mr. Ryan and GroundTruth to advance the Issuer’s current portfolio of projects in the Yukon Territory.

Agnico Eagle is acquiring Common Shares pursuant to the Transaction for investment purposes.  Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of the Issuer or dispose of some or all of the Common Shares or other securities of the Issuer that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

David Wong

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  White Gold’s head office is located at 409 Granville Street, Suite 1001, Vancouver, British Columbia V6C 1T2.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at December 5, 2016.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the expected closing date of the Transaction; Agnico Eagle’s ownership interest in the Issuer upon closing of the Transaction; Agnico Eagle’s acquisition or disposition of securities of the Issuer in the future; and the terms of the Investor Rights Agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.